                                 SCHEDULE 13E-4

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FINAL AMENDMENT

                         ISSUER TENDER OFFER STATEMENT

     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                          U.S. Office Products Company
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                                (Name of Issuer)

                      (Name of Person(s) Filing Statement)

                 5 1/2% Convertible Subordinated Notes due 2003
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                         (Title of Class of Securities)

                                  912 325 AB 3

                                  912 325 AD 9
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                     (CUSIP Number of Class of Securities)

                                 Thomas Morgan
                     President and Chief Executive Officer
                          U.S. Office Products Company
               1025 Thomas Jefferson Street, N.W.--Suite 600 East
                             Washington, D.C. 20007
                                 (202) 339-6700
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

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
            George P. Stamas, Esq.                           Mark D. Director, Esq.
          Wilmer, Cutler & Pickering                Executive Vice President--Administration,
              2445 M Street, N.W.                         General Counsel and Secretary
            Washington, D.C. 20037                        U.S. Office Products Company
                (202) 663-6000                         1025 Thomas Jefferson Street, N.W.
                                                                 Suite 600 East
                                                             Washington, D.C. 20007
                                                                 (202) 339-6700

                                  May 5, 1998
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     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           Calculation of Filing Fee
--------------------------------------------------------------------------------

Transaction Valuation $217,350,000 *                Amount of Filing Fee $43,470

------------------------

* Assumes purchase of $230,000,000 in aggregate principal amount of Notes at 94.5% of the principal amount of such Notes.

/ / Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid.
    Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid $____________________________________________________
    Form or Registration No.____________________________________________________
    Filing Party________________________________________________________________
    Date Filed__________________________________________________________________
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This Final Amendment amends and supplements the Issuer Tender Offer Statement on
Schedule 13E-4, dated May 5, 1998, of U.S. Office Products Company, a Delaware corporation (the "Company"), relating to the offer by the Company to purchase any and all of its 5 1/2% Convertible Subordinated Notes due 2003 (the "Notes") at 94.5% of the aggregate principal amount of Notes tendered, plus accrued and unpaid interest up to but excluding the date of payment. The offer expired on June 3, 1998.

ITEM 1. SECURITY AND ISSUER.

    (a) No change.

    (b) Notes with an aggregate principal amount of $222,215,000 were properly tendered and have been accepted for purchase. On June 10, 1998, the Company made payment for such tendered Notes in the amount of $209,993,175, plus accrued interest of $848,373.84.

    (c) No change.

    (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    No change.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR
        AFFILIATE.

    No change.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO
        THE ISSUER'S SECURITIES.

    No change.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    No change.

ITEM 7. FINANCIAL INFORMATION

    No change.

ITEM 8. ADDITIONAL INFORMATION.

    No change.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    *(a)  (i)  Offer to Purchase dated May 5, 1998.

       *(ii) Letter of Transmittal.

       *(iii) Notice of Guaranteed Delivery.

       *(iv) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees.

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       *(v) Letter from BancAmerica Robertson Stephens to Brokers, Dealers,
             Commercial Banks, Trust Companies and Nominees.

       *(vi) Offer to Purchase dated May 5, 1998 (related to the Offshore
             Offer).

       *(vii) Letter of Transmittal (related to the Offshore Offer).

       *(viii)Notice of Guaranteed Delivery (related to the Offshore Offer).

       *(ix) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees (related to Offshore Offer).

       *(x) Letter from BA Robertson Stephens International Limited to Brokers,
             Dealers, Commercial Banks, Trust Companies and Nominees (related to the Offshore Offer).

       *(xi) Form of proposed advertisement to be printed in the Luxemburger
             Wort on May 5, 1998.

       *(xii) Form of Press Release dated May 5, 1998.

       (xiii) Press Release dated June 4, 1998.

    *(b) Commitment Letter dated March 24, 1998 from The Chase Manhattan Bank,
Chase Securities Inc., Bankers Trust Company, BT Alex.Brown Incorporated,
Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith
Incorporated to U.S. Office Products Company, as amended April 22, 1998.

    (c)  (i)  Agreement between U.S. Office Products Company and Jonathan J.
              Ledecky, as amended.

       *(ii) Investment Agreement dated as of January 12, 1998 between U.S.
             Office Products Company and CDR-PC Acquisition, L.L.C., as amended
             February 3, 1998.

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.

------------------------

*   Previously filed.

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
                                U.S. OFFICE PRODUCTS COMPANY

                                By:               /s/ DONALD PLATT
                                     -----------------------------------------
                                                    Donald Platt
                                         EXECUTIVE VICE PRESIDENT AND CHIEF
                                                 FINANCIAL OFFICER

Dated: June 16, 1998

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